                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             SOLA INTERNATIONAL INC.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    834092108
                                    ---------
                                 (CUSIP Number)


                                  June 5, 2000
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages

-------------------                                            -----------------
CUSIP No. 834092108                    13G                     Page 2 of 6 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            1,215,800
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             142,300
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 1,215,800
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            142,300
---------- ---------------------------------------------------------------------
        9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,358,100 (excludes 45,400 shares beneficially owned by Glenn Krevlin, a member of Cumberland Associates LLC, and 10,000 shares held in trust for the benefit of certain members of Mr. Krevlin's family)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES                                                            [X]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.45%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 6 pages

Item 1(a)           Name of Issuer:
                    ---------------
                    Sola International Inc. (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    ------------------------------------------------
                    2420 Sand Hill Road
                    Suite 200
                    Menlo Park, California 94025

Item 2(a)           Name of Person Filing:
                    ----------------------
                    This statement is being filed by Cumberland
                    Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, eleven securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. Gary Tynes, Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Dipak M. Patel are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)           Address of Principal Business Office:
                    -------------------------------------
                    The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)           Citizenship:
                    ------------
                    Cumberland Associates LLC is a New York
                    limited liability company. Each of the
                    Members is a citizen of the United States.

Item 2(d)           Title of Class of Securities:
                    -----------------------------
                    Common Stock, par value $.01 per share (the "Shares")


                                Page 3 of 6 pages

Item 2(e)           CUSIP Number:
                    -------------
                    834092108

Item 3              Not Applicable

Item 4.             Ownership:
                    ----------

Item 4(a)           Amount Beneficially Owned:
                    --------------------------
                    As of the date hereof, Cumberland Associates
                    LLC may be deemed the beneficial owner of 1,358,100 Shares (excludes 45,400 shares beneficially owned by Glenn Krevlin, a member of Cumberland Associates LLC, and 10,000 shares held in trust for the benefit of certain members of Mr. Krevlin's family).

Item 4(b)           Percent of Class:
                    -----------------
                    The number of Shares of which Cumberland
                    Associates LLC may be deemed to be the
                    beneficial owner constitutes approximately
                    5.45% of the total number of Shares
                    outstanding.

Item 4(c)           Number of shares as to which such person has:
                    ---------------------------------------------
                    (i)   Sole power to vote or to direct the
                          vote: 1,215,800

                    (ii)  Shared power to vote or to direct the
                          vote:  142,300

                    (iii) Sole power to dispose or to direct the
                          disposition of: 1,215,800

                    (iv) Shared power to dispose or to direct the disposition of: 142,300

Item 5              Ownership of Five Percent or Less of a Class:
                    ---------------------------------------------
                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent


                               Page 4 of 6 pages
                    of the class of securities, check the
                    following. [ ]

Item 6              Ownership of More than Five Percent on Behalf
                    ---------------------------------------------
                    of Another Person:
                    ------------------
                    The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    ------------------------------------------
                    Not Applicable

Item 8              Identification and Classification of Members
                    --------------------------------------------
                    of the Group:
                    -------------
                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    -------------------------------
                    Not Applicable

Item 10             Certification:
                    --------------

     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 5 of 6 pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 14, 2000

                                        CUMBERLAND ASSOCIATES LLC

                                        By: /s/ Glenn Krevlin
                                            ------------------------------
                                            Name:  Glenn Krevlin
                                            Title: Member


                                Page 6 of 6 pages